October 10, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: ARK ETF Trust – Fidelity Bond – (Policy No. ICB9300003-00)

ARK ETF Trust ("Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the 2014-2015 year:

 1) A copy of the bond coverage for the Trust ("Bond") (attached as Exhibit A);

2) A copy of the resolutions, which were adopted by the Board of Trustees of the Trust, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as Exhibit B);

3) A copy of the joint fidelity bond agreement, by and between each series of the Trust (each, a "Fund"), meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C); and

4) A chart that shows for each Fund (i) each Fund's Gross Assets and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond (attached as Exhibit D).

Please note that the premium for the Bond has been paid through June 30, 2015.

If you have any questions, please do not hesitate to contact me.

                                    Sincerely,

                                    /s/ Jane A. Kanter
                                    Jane A. Kanter
                                    Secretary
                                    ARK ETF Trust



ARCH INSURANCE COMPANY

(A Missouri Corporation)

Michael Landers
Northeast Region - One Liberty
29th Floor
New York, NY 10006
(646) 563-6378

Binder of Insurance

Policy Number: ICB9300003-00

Binder Period: September 30, 2014 to December 29, 2014 or "Policy Issuance"

Agent / Broker Contact: Noby Powell

Agent / Broker Firm: WILLIS OF MARYLAND, INC.

Agent / Broker Address: 225 SCHILLING CIRCLE
SUITE 150
HUNT VALLEY, MD 21030

Insured: ARK ETF TRUST

Insured Address: 1865 BROADWAY
NEW YORK, NY 10023

Insurer: Arch Insurance Company (the Company)
Admitted Policy

Coverage: Primary – Management Liability as outlined in table below

Policy Form Title: INVESTMENT COMPANY BLANKET BOND

Policy Form Number: 00 ICB0005 00 08 11

Policy Period: Inception Date: September 30, 2014
Expiration Date: June 30, 2015
(12:01 A.M. Standard time at the address of the Insured shown above)

COVERAGE	LIMIT	RETENTION	GROSS PREMIUM
		Total Premium	$1,248.00
		Additional Taxes, Fees and Surcharges	$0.00
Fidelity			$1,248
Employee Theft	$400,000	$10,000	
Forgery	$400,000	$10,000	
Securities	$400,000	$10,000	
Inside the premises	$400,000	$10,000	
Outside the Premises	$400,000	$10,000	
Currency Fraud	$400,000	$10,000	
Charge Card Fraud	$0	$0	
Investigation Costs	$50,000	$5,000	
Computer Restoration Costs	$0	$0	
Investment Company Bond	$400,000	$10,000	

Taxes, Fees and Surcharges: Any applicable Taxes, Fees and Surcharges are in addition to the Total Premium shown above.

Commission Percentage: 15.00%

Coverage for Certified Acts of Terrorism: Elected

Forms / Endorsements:

Form Number	Form Title
05 ICB0002 00 08 11	INVESTMENT COMPANY BLANKET BOND
00 ML0012 00 09 04	SCHEDULE OF FORMS AND ENDORSEMENTS
05 ML0002 00 01 13	SIGNATURE PAGE (ARCH INSURANCE)
00 ICB0006 00 08 11	AUTOMATIC FUND COVERAGE
00 ICB0009 00 08 11	ADD INSURED(S) - BLANKET - (ARK Innovation ETF; ARK Genomic Revolution ETF; ARK Industrial Innovation ETF; ARK Web x.0 ETF)
00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
00 MLT0027 00 01 08	TERRORISM COVERAGE DISCLOSURE NOTICE
00 MLT0038 00 01 14	ADDENDUM TO TERRORISM COVERAGE DISCLOSURE NOTICE

00 MLE0005 00 01 14	NOTICE TO POLICYHOLDERS POTENTIAL CHANGE OF TERRORISM COVERAGE (RELATING TO DISPOSITION OF FEDERAL TERRORISM RISK INSURANCE ACT)
00 MLE0013 33 12 08	NEW YORK INSURANCE LAW SECTION 3420 REQUIRED CLAIM NOTICE PROVISIONS (CLAIMS MADE POLICIES)

ERP Options: Additional Period: 1 year(s)
Additional Premium: TBD

Policy Issuance Subjectivities: None

Material Change in Risk: Prior to the effective date of this policy, we should be immediately notified of any material change relevant to this binder (including, without limitation, claim and potential claim information). If such material change occurs, we may modify or withdraw this binder.

General Disclaimer: Any preceding binder issued by the Company is void in its entirety as of its inception date and replaced by this binder.

Signature: _Michael Landers_
Michael Landers

Invoice Information

Gross Premium:	$1,248.00
Commission:	$187.20
Net Premium:	$1,060.80
Taxes, Fees & Surcharges:	$0.00
Total Due to Arch:	$1,060.80

Invoice Disclaimer: Payment of premium is due within 30 days of the effective date of this binder. Should premium not be received by the date due, this binder will be cancelled as of its effective date.

Payment Remittance: **Arch Insurance Company**
Bank of America
Arch Insurance Company
P.O. Box 504248
St Louis, MO 63150-4248

For Incoming Wire Transfers:
Bank of America
Routing/Transit (ABA) Number (wire only): 026-009-593
Routing/Transit (ABA) Number (ACH only): 011-200-365
Account Number: 0080239467

TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 and amendments thereto (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Program Year 2008 and each Program Year thereafter through 2014.**

DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Program Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM

Your premium for terrorism coverage is: $0.00
(This charge/amount is applied to obtain the final premium.)
You may choose to reject the offer by signing the statement below and returning it to us. Your policy will be changed to exclude the described coverage. If you chose to accept this offer, this form does not have to be returned.

REJECTION STATEMENT

> I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

_____
Policyholder/Legal Representative/Applicant's Signature

ARK ETF TRUST
_____
Named Insured

_____
Print Name of Policyholder/Legal Representative /Applicant

Arch Insurance Company
_____
Insurance Company

Date: _____

Policy Number: ICB 9300003-00

ADDENDUM TO TERRORISM COVERAGE DISCLOSURE NOTICE

Excluded Lines of Insurance

If your policy contains insurance for fidelity, burglary and theft, commercial auto, medical malpractice or professional liability (other than director and officers liability insurance), the **TERRORISM COVERAGE DISCLOSURE NOTICE** does not apply to such lines of insurance because they are excluded from the federal Terrorism Risk Insurance Act Program. The term "Program" means the Terrorism Insurance Program established by the Terrorism Risk Insurance Act of 2002 as amended and extended by the Terrorism Risk Insurance Program Reauthorization Act of 2007.

Potential Terrorism Risk Insurance Act Program Change

For lines of insurance subject to the Program, the Program will terminate at the end of December 31, 2014 unless renewed, extended, or replaced by the federal government. Your policy will become effective (or will be renewed) while the Program is still in effect, but prior to a decision by the federal government on extension of the Program. Since the timetable for any further United States Government action is unknown at this time, we continue to offer the terrorism coverage described in the second paragraph of the **TERRORISM COVERAGE DISCLOSURE NOTICE** for the period of time from your policy inception until 12/31/2014.

If the Program is renewed, extended or replaced during the term of your policy with the requirement that we make terrorism available, the treatment of terrorism under your policy will continue to be applicable subject to all the terms, definitions, exclusions, and conditions of your policy unless we are required to make insurance coverage for terrorism subject to provisions or requirements that differ from those that apply under this policy.

If the Program terminates, or is renewed, extended or replaced during the term of your policy without a requirement that we make terrorism available, the treatment of terrorism under your policy may change and a conditional terrorism endorsement may be effective.

Terrorism Premium Impact

If you are charged Terrorism Premium for the period through 12/31/2014 and the Program is renewed, extended or replaced during the term of your policy and we are required to continue to offer terrorism coverage, we will calculate the premium for such period of time from January 1, 2015 until the Expiration date of your policy and provide you with notice and charge additional premium which will be due as specified in the notice.

If you are charged Terrorism Premium for the period up to the Expiration of your policy and the Program terminates, or is renewed, extended or replaced with certain changes, during the term of your policy, then your acceptance of the offer of the terrorism coverage described in the second paragraph of the **TERRORISM COVERAGE DISCLOSURE NOTICE** will only be effective up to December 31, 2014 and the treatment of terrorism thereafter under your policy may change. Unless similar Terrorism Coverage continues to be provided for such period of time from January 1, 2015 until the Expiration date of your policy, any unearned premium for terrorism coverage no longer applicable under your policy will be returned.

If the Program is renewed, extended or replaced during the term of your policy and we are required to continue to offer terrorism coverage but the level or terms of the Program change to the extent that our premium may not be appropriate, we may recalculate the premium and provide you with notice and charge additional premium which will be due as specified in the notice.

EXHIBIT B

RESOLVED, that the purchase of the fidelity bond coverage with Arch Insurance Company for the period September 30, 2014 through June 30, 2015, which provides coverage in the aggregate amount of $400,000 ("Fidelity Bond Policy") is approved; and further

RESOLVED, that it is the finding of the Board that the Fidelity Bond Policy covering among others, officers and employees of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Fund to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds and the nature of the securities in the Funds' portfolios; and further

RESOLVED, that the Joint Insureds Agreement by and among the Trust on behalf of the Funds providing for the allocation of premiums paid and coverage available under the Fidelity Bond Policy for the Funds, substantially in the form presented to the Board, be and it hereby is, approved, together with such changes and modifications as the officer of the Trust executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board; and further

RESOLVED, that the officers of the Trust are authorized to make any and all payments, in the name and on behalf of the Trust and each Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED, that the Secretary and the other officers of the Trust are directed to file the fidelity bond with the SEC and to make the other filings and give the notices as required by Rule 17g-1(g) of the 1940 Act.

EXHIBIT C

FORM OF JOINT FIDELITY BOND AGREEMENT

This agreement ("Agreement") is made this [   ] day of [   ], 2014 by ARK ETF Trust ("Trust") on behalf of each of its series now or hereafter existing (the respective series of the Trust collectively referred to herein as the "Funds" or singularly as a "Fund").

W I T N E S S E T H:

WHEREAS, the Funds have been named as insureds under a joint Investment Company Blanket Bond issued by Arch Insurance Company ("Bond") with a limit of liability that may be changed from time to time ("Bond Amount"); and

WHEREAS, the Trust, on behalf of each Fund, desires to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that any proceeds received under the Bond are allocated in an equitable and proportionate manner.

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.   Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more Funds, each such Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

2.   Term.   The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

ARK ETF Trust, on behalf of each of its Series
(as set forth in Schedule A attached hereto)

By: _____
    Name: Jane A. Kanter
    Title: Secretary

SCHEDULE A
(as of October 1, 2014)

ARK Innovation ETF
ARK Genomic Revolution Multi-Sector ETF
ARK Industrial Innovation ETF
ARK Web x.0 ETF

3

Funds	Gross Assets	Required Limit
ARK Innovation ETF	$0	$50,000
ARK Genomic Revolution Multi-Sector ETF	$100,000	$50,000
ARK Industrial Innovation ETF	$0	$50,000
ARK Web x.0 ETF	$0	$50,000

The limit under the current bond is $400,000. Therefore, according to these calculations, the bond amount is sufficient to meet the requirements of Rule 17g-1.

Sincerely,

/s/ Jane A. Kanter
Jane A. Kanter
Secretary

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